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June 5, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549

Attn: Chris Edwards

Re:	PDL BioPharma, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on May 5, 2020
File No. 000-19756
Ladies and Gentlemen:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 19, 2020 with respect to the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of PDL BioPharma, Inc. (the “Company”) as set forth below. The Company today filed a revised Preliminary Proxy Statement (“Revised Preliminary Proxy Statement”) which responds to the comments from the Staff.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Revised Preliminary Proxy Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.
Preliminary Proxy Statement on Schedule 14A, filed on May 5, 2020
Risk Factors, page 11

1.
Please include risk factor disclosure regarding the lack of a firm end date for the Board’s authorization to implement the Plan of Dissolution. Please also discuss the wide range for the estimated amount of total cash distributions available to stockholders in the Dissolution.

Company’s Response: The Company has revised the disclosure on pages 11, 12, 14 and 15 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.
Background of the Proposed Dissolution and Plan of Dissolution, page 29

2.
Please revise the background section to describe all material discussions, meetings, contacts and reports to date among specific members of the board and/or management of the Company, and representatives of potential counterparties as well as financial, economic and legal advisors regarding the various options considered. Describe the terms of any offers or indications of interest made to date.

Company’s Response: The Company has revised the disclosure on pages 30, 31 and 32 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.
The Company respectfully advises the Staff, after careful consideration, the Company has not included a discussion of any potential transactions and respectfully requests that it not be required to include the details of these discussions. The Company has not entered into any definitive agreements related to the purchase of its assets and the Company believes that disclosure of offers, indications of interest or negotiations with potential counterparties would put the Company at a competitive disadvantage and potentially result in a reduction in the value distributable to its stockholders pursuant to its monetization strategy.
The Company notes that it has disclosed on pages 9, 15 and 36 of the Revised Preliminary Proxy Statement that if the Company enters into a transaction to sell all or substantially all of its assets prior to the time, if any, that the Company files a certificate of dissolution with the Secretary of State of the State of Delaware, additional stockholder approval would be required prior to consummation of the transaction. In the proxy materials seeking such approval the Company would provide the requested information.
Reasons for the Dissolution, page 31

3.
Please disclose why approval of the Plan of Dissolution is being sought at this time as opposed to later in the strategic review process when investors would have more information regarding the aggregate amount of total cash distributions that would be available for distribution in the Dissolution.

Company’s Response: The Company respectfully advises the Staff that beginning on page 32 of the Preliminary Proxy Statement the Board considered many factors related to seeking approval of the Plan of Dissolution, including timing related factors such as that commencing the dissolution process may facilitate an earlier resolution of certain claims against the Company and that material costs associated with the Company’s business operations, would be reduced through an earlier commencement of the dissolution process.
The Company notes that it has disclosed on pages 9, 15 and 36 of the Revised Preliminary Proxy Statement that if the Company enters into a transaction to sell all or substantially all of its assets prior to the time, if any, that the Company files a certificate of dissolution with the Secretary of State of the State of Delaware, additional stockholder approval would be required prior to consummation of the transaction.
Additionally, the Company has also revised the disclosure on pages 32 and 36 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.
General

4.	Please refer to Schedule 14A, Item 14(a)(5) and revise to include all required financial statements, or advise.
Company’s Response: In accordance with Item 14(e) of Schedule 14A, the Company plans to incorporate by reference each of the Company’s reports filed under the Securities Exchange Act of 1934, as amended, since the end of the Company’s latest fiscal year, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and the Company’s Current Reports on Form 8-K, which contain or will contain the Company’s required financial statements. This change will be reflected in a subsequent preliminary proxy statement filing. The Company also notes that its Annual Report will be provided to stockholders with the Company’s definitive proxy materials in compliance with Rule 14a-3.

5.
Given that the Plan of Dissolution does not appear to prohibit transactions with affiliates, please advise us as to why you believe that Rule 13e-3 is not applicable to the solicitation to approve the Dissolution Proposal. Refer to Rule 13e-3(a)(2) and (3).

Company’s Response: The Company respectfully advises the Staff, after careful consideration of Rule 13e-3, including Rule 13e-3(a)(2) and (3), that the Company believes approval of the Dissolution Proposal does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3.
The Company acknowledges both (i) that the definition of “purchase” pursuant to Rule 13e-3(a)(2) includes acquisitions pursuant to the dissolution of an issuer subsequent to the sale or other disposition of substantially all the assets of such issuer to its affiliate and (ii) that the Plan of Dissolution does not expressly prohibit transactions with affiliates. However, the Company (i) has not entered into any definitive agreements with any affiliate relating to the purchase of the Company’s assets in contemplation of the Plan of Dissolution, (ii) is not contemplating any such transactions with its affiliates in connection with the Plan of Dissolution, and (iii) does not intend to solicit its affiliates to enter into such transactions with the Company.
In addition the Company has revised the disclosure on page 41 of the Revised Preliminary Proxy Statement to expressly state that the Plan of Dissolution is not intended as a “going private transaction” and that the Company has not solicited, and does not intend to solicit, affiliates to purchase the Company’s assets as part of the Plan of Dissolution.
Please do not hesitate to contact me at (858) 523-3950 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Jacob D. Steele

Jacob D. Steele
of LATHAM & WATKINS LLP

Enclosures

cc:	Christopher Stone, PDL BioPharma, Inc.
Nathan Kryszak, PDL BioPharma, Inc.
Edward Imbrogno, PDL BioPharma, Inc.
Cheston J. Larson, Latham & Watkins LLP
Michael A. Treska, Latham & Watkins LLP
Christopher G. Geissinger, Latham & Watkins LLP
James Anderson, PricewaterhouseCoopers LLP